Exhibit 99.1

ATA Reports Fiscal 2013 First Quarter Financial Results

Company to Hold Conference Call on August 7, 2012, at 8 a.m. ET

Beijing, China, August 6, 2012 (NY) / August 7, 2012 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal first quarter ended June 30, 2012 (“First Quarter 2013”).

First Quarter 2013 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB88.3 million (US$13.9 million), up 13.7%

•                  Gross profit of RMB46.7 million (US$7.4 million), up 3.9%

•                  Income from operations of RMB5.8 million (US$0.9 million), compared to RMB14.2 million

•                  Net income of RMB5.3 million (US$0.8 million), compared to RMB13.0 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB9.7 million (US$1.5 million), compared to RMB13.2 million

•                  Basic and diluted earnings per ADS for First Quarter 2013 were both RMB0.22 (US$0.04)

•                  Delivered approximately 2.1 million billable tests, up 14.8%

Fiscal Year 2013 Outlook

•                  For the fiscal year ending March 31, 2013 (“Fiscal Year 2013”), ATA expects net revenues will be between RMB420.0 million and RMB440.0 million and non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) between RMB70.0 million and RMB80.0 million.

•                  For the quarter ending September 30, 2012 (“Second Quarter 2013”), ATA expects net revenues will be between RMB50.0 million and RMB60.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During First Quarter 2013, we successfully delivered 2.1 million billable exams, the majority of which were for the China Banking Association (“CBA”) and Securities Association of China (“SAC”). We also administered recruitment exams and clerk qualification tests for various banking clients during the period. However, our gross margin was affected by a year-over-year decrease in SAC exam volumes and the absence of a one-time price increase that was put in place in the prior-year period, both of which impacted SAC exam contributions as a percentage of total revenues. We also incurred higher costs of services for hiring additional staff for our TOEIC operations team.”

Mr. Ma continued, “During the period, we moved forward with our plans to expand sales and marketing efforts for HR Select and TOEIC, hiring over 40 individuals in multiple cities across China, primarily in Guangzhou, Shenzhen, Nanjing, Chengdu, Xi’an, and Wuhan. While these investments will impact our bottom line in the near term, we expect to begin realizing a return on our efforts in the coming quarters, which will help to offset the seasonal nature of our core testing business in the future. We remain confident in the value we bring to our private corporate clients and are working hard to take advantage of these growth opportunities.”

Operating Review

In First Quarter 2013, ATA delivered a total of 2.1 million billable tests, an increase of 14.8% from the prior-year period.  The Company had a network of 2,567 authorized test centers throughout China as of June 30, 2012, which it believes is the largest test center network of any commercial testing service provider in China.  ATA has delivered more than 41.3 million billable tests since it began operations in 1999.

GAAP Results

For First Quarter 2013, ATA’s total net revenues increased 13.7% to RMB88.3 million (US$13.9 million) from RMB77.6 million in the prior-year period, primarily due to increased revenues from testing services contributed by the China Banking Association’s (“CBA”) banking exam, which did not contribute to ATA’s revenues in the prior-year period because it was rescheduled from the first quarter to the third quarter of fiscal 2012.

Gross profit for First Quarter 2013 increased 3.9% to RMB46.7 million (US$7.4 million) from RMB45.0 million in the same period last fiscal year.  Gross margin was 53.0% in First Quarter 2013, compared to 58.0% in the prior-year period, primarily due to a year-over-year decrease in SAC exam volumes and the absence of a one-time price increase that ATA implemented in the prior-year period, both of which reduced SAC exam contributions as a percentage of total revenues. Increased spending on hiring additional staff for TOEIC operations also impacted the gross margin in First Quarter 2013.

As a result of significant increases in sales and marketing efforts for the Company’s HR Select and TOEIC services and an increase in share-based compensation, income from operations in First Quarter 2013 was RMB5.8 million (US$0.9 million), compared to RMB14.2 million in the prior-year period.

Net income for First Quarter 2013 was RMB5.3 million (US$0.8 million), compared to RMB13.0 million in the prior-year period.  For First Quarter 2013, basic and diluted earnings per common share were both RMB0.11 (US$0.02), compared to basic and diluted earnings per common share of RMB0.26 and RMB0.25, respectively, in the same period last fiscal year. Basic and diluted earnings per ADS were both RMB0.22 (US$0.04) in First Quarter 2013, compared to basic and diluted earnings per ADS of RMB0.52 and RMB0.50, respectively, in the prior-year period.

Non-GAAP Measures

Adjusted net income for First Quarter 2013, which excludes share-based compensation expense and foreign currency exchange gain/loss (non-GAAP), totaled RMB9.7 million (US$1.5 million), compared to RMB13.2 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for First Quarter 2013 were RMB0.22 (US$0.03) and RMB0.21 (US$0.03), respectively.

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for First Quarter 2013 were RMB0.44 (US$0.06) and RMB0.42 (US$0.06), compared to RMB0.52 and RMB0.51 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for First Quarter 2013 were 22.4 million and 22.6 million, respectively. Each ADS represents two common shares. ATA had 46.0 million common shares outstanding on June 30, 2012, and 44.7 million common shares outstanding on June 30, 2011.

Special Cash Dividend

The Board of Directors approved and declared a special cash dividend of US$0.087 per common share, or US$0.174 per ADS, on its outstanding shares to shareholders of record as of the close of trading on August 20, 2012.  The total amount of cash to be distributed as part of the special dividend is expected to be approximately US$4.0 million.  The dividend will be paid on or around September 20, 2012. The depository, Citibank, N.A., will charge a fee of US$0.02 per ADS to ADS holders upon payment of the dividend.

Guidance for Fiscal Year 2013 and for Second Quarter 2013

For Second Quarter 2013, ATA expects net revenues to be between RMB50.0 million and RMB60.0 million.

For Fiscal Year 2013, ATA expects net revenues to be between RMB420.0 million and RMB440.0 million and non-GAAP net income to be between RMB70.0 million and RMB80.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2013	Actual for the year ended March 31, 2012	Percent Increase
Net Revenues	420.0 - 440.0	352.1	19.3% - 25.0%
Non-GAAP Net Income	70.0 - 80.0	64.5	8.5% - 24.0%

	Estimated for the quarter ending September 30, 2012	Actual for the quarter ended September 30, 2011	Percent Decrease
Net Revenues	50.0 - 60.0	70.4	14.8% - 29.0%

Mr. Ma concluded, “We are on track with our budget and remain optimistic about China’s testing industry. We were recently chosen by the Chinese Institute of Certified Public Accountants to be its service provider for the National Unified Certified Public Accountants, or CPA, Exam in 2012. Winning this project is a big step forward for the computer-based testing services industry and for ATA, which has long been entrusted with administering certification exams for a number of highly regarded government bodies, such as the Securities Association of China, China Futures Association, and China Banking Association. However, volumes of the SAC and financial futures exams in First Quarter 2013 were lower than expected. We hope to have greater clarity on this trend over the next few quarters but remain comfortable with reiterating our guidance for Fiscal Year 2013 as we expect revenues from the new CPA exam to offset loss of revenues from lower volumes of SAC and financial futures exams. We continue to increase awareness of our public exams among students and jobseekers and have begun a stronger push in sales and marketing for our TOEIC and HR Select services. ATA remains well capitalized and continues to focus on maintaining its strict cost structure. We look forward to updating investors on our progress in the coming quarters.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in First Quarter 2013 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Tuesday, August 7, 2012, to discuss the results of First Quarter 2013 ended June 30, 2012. Joining ATA Chairman and CEO, Kevin Ma, will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer.  To participate in the conference call, please use the following dial-in numbers and passcode about 10 minutes prior to the scheduled conference call time:

1 866 549 1292	(U.S.)
+852 3005 2050	(International)
400 681 6949	(Mainland China)

885522#	(Participant Passcode)

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at http://www.ata.net.cn and by clicking the following link:

http://www.mzcan.com/cancast/us/index.php?id=usATAI_40&version=e.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.  As of June 30, 2012, ATA’s test center network comprised 2,567 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial computer-based testing service provider in China.

ATA has delivered more than 41.3 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Second Quarter 2013 and Fiscal Year 2013 and statements regarding market demand and trends, the CPA, SAC and financial futures exams, the potential growth and success of the Company’s businesses, its TOEIC and HR Select services, and the Company’s future results of operations, cost structure, cash flow and financial position.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2012, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2012.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for First Quarter 2013 ended June 30, 2012, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.3530 to US$1.00, the noon buying rate as of June 29, 2012, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.  ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Account Executive
+86 10 6518 1122 x5107	212-836-9610
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2012	2012	2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash	257,167,696	267,436,821	42,096,147
Accounts receivable, net	81,844,571	69,583,948	10,952,927
Inventories	374,382	379,384	59,717
Prepaid expenses and other current assets	15,682,735	13,049,709	2,054,101
Total current assets	355,069,384	350,449,862	55,162,892

Property and equipment, net	59,890,306	60,956,663	9,594,941
Goodwill	23,422,850	23,422,850	3,686,896
Intangible assets, net	17,597,266	16,968,668	2,670,969
Other assets	4,740,321	4,600,968	724,220
Total assets	460,720,127	456,399,011	71,839,918

Current liabilities:
Accrued expenses and other payables	63,732,421	68,000,053	10,703,612
Deferred revenues	27,333,088	10,206,250	1,606,524
Total current liabilities	91,065,509	78,206,303	12,310,136

Deferred revenues	3,100,116	2,859,159	450,049
Deferred tax liabilities	139,931	139,931	22,026
Total liabilities	94,305,556	81,205,393	12,782,211

Shareholders’ equity:
Common shares	3,442,803	3,452,317	543,415
Additional paid-in capital	440,832,695	444,001,173	69,888,427
Accumulated other comprehensive loss	(26,004,399)	(25,667,619)	(4,040,236)
Accumulated deficit	(51,856,528)	(46,592,253)	(7,333,899)
Total shareholders’ equity	366,414,571	375,193,618	59,057,707
Total liabilities and shareholders’ equity	460,720,127	456,399,011	71,839,918

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2011	2012	2012
	RMB	RMB	USD
Net revenues:
Testing services	66,821,143	81,168,663	12,776,431
Test preparation and training solutions	2,479,960	2,217,357	349,025
Other revenue (1)	8,314,592	4,875,408	767,418
Total net revenues	77,615,695	88,261,428	13,892,874
Cost of revenues	32,627,218	41,518,024	6,535,184
Gross profit	44,988,477	46,743,404	7,357,690

Operating expenses:
Research and development	4,883,835	6,085,605	957,910
Sales and marketing	9,582,388	13,807,550	2,173,391
General and administrative	16,365,218	21,031,569	3,310,494
Total operating expenses	30,831,441	40,924,724	6,441,795
Income from operations	14,157,036	5,818,680	915,895

Other income (expense):
Interest income	659,557	698,019	109,872
Foreign currency exchange gain (loss), net	1,836,841	(468,768)	(73,787)
Total other income	2,496,398	229,251	36,085
Income before income taxes	16,653,434	6,047,931	951,980

Income tax expense	3,608,704	783,656	123,352
Net income	13,044,730	5,264,275	828,628

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,802,722)	336,780	53,011
Comprehensive income	11,242,008	5,601,055	881,639

Basic earnings per common share	0.26	0.11	0.02

Diluted earnings per common share	0.25	0.11	0.02

Basic earnings per ADS	0.52	0.22	0.04

Diluted earnings per ADS	0.50	0.22	0.04

(1)         Includes net revenues from test-based educational services with RMB 2,525,315 in the First Quarter 2013, and RMB 5,022,796 in the prior-year period

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2011	2012
	RMB	RMB

GAAP net income	13,044,730	5,264,275
Share-based compensation expenses	1,957,012	3,936,012
Foreign currency exchange (gain) loss, net	(1,836,841)	468,768

Non-GAAP net income	13,164,901	9,669,055

GAAP earnings per common share:
Basic	0.26	0.11
Diluted	0.25	0.11

Non-GAAP earnings per common share:
Basic	0.26	0.22
Diluted	0.26	0.21